Management’s Discussion & Analysis of Financial Results For the three and six month periods ended June 30, 2020

Excellon Resources Inc. (the “Company” or “Excellon”) has prepared this Management’s Discussion and Analysis of Financial Results (“MD&A”) for the three and six month ended June 30, 2020 in accordance with the requirements of National Instrument 51-102 (“NI 51-102”).

This MD&A contains information as at August 13, 2020 and provides information on the operations of the Company for the three and six month periods ended June 30, 2020 and 2019 and subsequent to the period end, and should be read in conjunction with the unaudited condensed consolidated financial statements for the three and six month periods ended June 30, 2020 and the audited consolidated financial statements for the year ended December 31, 2019 which have been filed on SEDAR. The audited consolidated financial statements for the year ended December 31, 2019 have been prepared in accordance with International Financial Reporting Standards (“IFRS”). All figures in this MD&A are in thousands of United States dollars ($’000) unless otherwise noted.

This MD&A also refers to Production Cost per Tonne, Cash Cost per Silver Ounce Payable, and All-in Sustaining Cost (“AISC”) per Silver Ounce Payable, all of which are Non-IFRS Measures. Please refer to the sections of this MD&A entitled “Production Cost per Tonne”, “Total Cash Cost per Silver Ounce Payable” and “All-in Sustaining Cost per Silver Ounce Payable” for an explanation of these measures and reconciliation to the Company’s reported financial results.

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Management’s Discussion & Analysis of Financial Results For the three and six month periods ended June 30, 2020

BUSINESS AND STRATEGIC PRIORITIES

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of the Company’s employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, Mexico’s highest-grade silver mine since production commenced in 2005; Kilgore, a high-quality gold development project in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

The common shares of Excellon (“Common Shares”) trade on the Toronto Stock Exchange under the symbol “EXN”.

SECOND QUARTER HIGHLIGHTS

Acquisition of Otis Gold Corp.

On April 23, 2020, the Company announced the successful completion of the acquisition of Otis Gold Corp. (“Otis”) via a statutory plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”). Under the terms of the Arrangement, each former shareholder of Otis received 0.23 of a Common Share in exchange for each common share of Otis (each whole share, an “Otis Share”) held immediately prior to the effective time of the Arrangement. Further, under the Arrangement, (i) all of the outstanding options to acquire Otis Shares prior to the effective time of the Arrangement were exchanged for options to acquire Common Shares, as adjusted in accordance with the plan of arrangement, and (ii) holders of warrants to acquire Otis Shares outstanding immediately prior to the effective time of the Arrangement will be entitled to receive, in lieu of Otis Shares, 0.23 of a Common Share for each warrant exercised.

Ramp-up of Mexican operations

On April 2, 2020, the Company announced the temporary suspension of mining, milling and exploration activities at its Mexican operations in accordance with the Mexican Presidential Order (the “Suspension”) to mitigate the spread of the outbreak of respiratory illness caused by a novel coronavirus (“COVID-19”). The Mexican Government subsequently declared mining an essential service and companies were permitted to restart operations on June 1, 2020, provided they met the COVID-19 guidelines established by the Mexican Government.

The Suspension materially impacted the Company’s business as mining and milling operations were limited throughout Q2 2020 and only began resuming in mid-June. Metal production and revenues were, therefore, negligible during the period, while care-and-maintenance and ongoing labour costs were significant.

The Company restarted the mining, milling and exploration activities at its Mexican operations in June, including the resumption of concentrate shipments, and reached full production on July 1st. The restart consisted of providing two days of safety and COVID-19 exposure prevention training, reorganizing the reduced workforce and implementing more efficient work schedules and various ventilation, mining method and business improvements. The processing plant restarted at the end of June and performed well during the July processing campaign. New work schedules resulted in productivity increases at both sites. COVID-19 prevention, health screening, contact tracing, testing and quarantine protocols were developed and implemented as part of the Company’s restart plans and to date have proved effective in protecting the workforce from confirmed COVID-19 cases that originated from community spread.

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Management’s Discussion & Analysis of Financial Results For the three and six month periods ended June 30, 2020

C$17.9 Million Convertible Debenture Financing

Subsequent to the quarter’s end, on August 4, 2020, the Company closed a private placement (the “Financing”) of secured convertible debentures (the “Debentures”) for total proceeds of C$17,910,000.

The Debentures have a term of 36-months and are convertible into Common Shares of the Company prior to maturity at a conversion price of C$1.06 per Common Share. The Debentures bear interest at an annual rate of 5.75%, payable in cash semi-annually. Interest on the Debentures may alternatively be paid in Common Shares of the Company at the Company’s option based on (i) the 10-day volume-weighted average price of the Common Shares prior to the payment date and (ii) an effective annual rate of 10%. The Debentures are currently secured against the Company’s assets in Mexico through share pledges of the applicable subsidiaries; the security will be registered in Mexico in due course.

On or after the second anniversary of the date of issue and prior to maturity, the Company may accelerate the conversion of the entire issuance of Debentures, provided that the 20-day VWAP of the Common Shares on or after such 24-month anniversary is equal to greater than C$2.50, upon the Company providing the Debenture-holders with 30-calendar days prior written notice of such accelerated conversion.

The purchasers of the Debentures were also issued 281 Common Share purchase warrants (“Warrants”) per C$1,000 principal amount of Debentures. Each Warrant is exercisable at a price of C$1.15 for a period of three years from the date of issuance.

In connection with the Financing, the Company granted 684,434 Common Share purchase warrants (the “Broker Warrants”) with an exercise price of C$1.15 and a term of 36 months and paid cash finders’ fees in the amount of C$81,000 to certain parties.

Repayment of $6.0 Million Bridge Loan with Sprott Private Resource Lending II LP (“Sprott Lending”)

On August 4, 2020, the Company repaid the $6.0 million bridge loan from Sprott Lending (the “Sprott Credit Facility”).

Q2 2020 Financial and Operational Highlights (compared to Q2 2019)

Revenues were negligible during the quarter due to the Suspension, comprising revenue from concentrate milled in late Q1 and early Q2 2020 that was delivered in early Q2. Concentrate deliveries resumed in early July.

The Company recorded a net loss of $3.4 million in Q2 2020 (Q2 2019 – net loss of $2.2 million) mostly attributed to care and maintenance costs for the quarter.

Production was also negligible during Q2 2020 due to the Suspension, with the operations team only returning to site in early June. The restart of the Company’s Mexican operations was completed successfully, with a materially-reduced workforce paying immediate dividends in the form of reduced operating costs on restart. Mill recoveries also improved significantly following the restart. The shift to a private electricity provider is expected to be completed in the third quarter, further reducing operating costs. In addition, the operations continue to pursue various business improvement initiatives designed to deliver further operational efficiencies and cost reductions. The resurgence in precious metal prices is expected to result in positive cashflows in the upcoming quarters.

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Management’s Discussion & Analysis of Financial Results For the three and six month periods ended June 30, 2020

(in thousands of U.S dollars except amounts per share, cost per tonne, ounces and per ounce)	Q2 2020	Q2 2019	Six months ended June 30, 2020	Six months ended June 30, 2019

Revenues	$891	8,674	$7,506	13,853
Gross profit (loss)	$(2,416)	728	$(2,549)	126
Net Loss	$(3,400)	(2,208)	$(9,771)	(5,993)
Loss per share – basic and diluted	$(0.02)	(0.02)	$(0.08)	(0.06)
Silver ounces produced	18,919	276,805	315,200	537,249
Silver ounces payable	48,744	328,778	294,806	502,972
Silver equivalent ounces produced (1)	34,924	582,937	558,666	1,105,198
Silver equivalent ounces payable (1) (2)	81,679	660,292	515,869	1,043,730
Average realized silver price per ounce sold (4)	$14.60	14.93	$14.70	14.95

(1)	AgEq ounces established using average realized metal prices during the period indicated, applied to the recovered metal content of the concentrates to reflect the revenue contribution of base metal sales during the period.

(2)	Payable metal reflects current metals delivered, net of payable deductions under the Company’s offtake arrangements.

(3)	Production cost per tonne includes mining and milling costs, excluding depletion and amortization and inventory adjustments.

(4)	Average realized silver price is calculated on current period sale deliveries and does not include prior period provisional adjustments in the period.

COVID-19 Risk – Public Health Crisis due to Epidemic and Pandemic Diseases

The Company’s business could be significantly adversely affected by the effects of a widespread global outbreak of contagious disease, including COVID-19. As at the date hereof, the global reactions to the spread of COVID-19 have led to, among other things, significant restrictions on travel and gatherings of individuals, quarantines, temporary business closures and a general reduction in consumer activity. While these effects are expected to be temporary, the duration of the disruptions to business internationally and the related financial impact cannot be estimated with any degree of certainty at this time. In addition, the increasing number of individuals infected with COVID-19 has resulted in a widespread global health crisis that could adversely affect global economies and financial markets, resulting in a protracted economic downturn that could have an adverse effect on the demand for precious metals and the Company’s future prospects.

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Management’s Discussion & Analysis of Financial Results For the three and six month periods ended June 30, 2020

In particular, the continued spread of COVID-19 globally could materially and adversely impact the Company’s business, including without limitation, employee health, workforce availability and productivity, limitations on travel, supply chain disruptions, increased insurance premiums, the availability of industry experts and personnel, restrictions to the Company’s mining and processing operations, restriction on its exploration and drilling programs and the slowdown or temporary suspension of operations at some or all of the Company’s properties. Any such disruptions or closures could have a material adverse effect on the Company’s business. In addition, parties with whom the Company does business or on whom the Company is reliant may also be adversely impacted by the COVID-19 crisis which may in turn cause further disruption to the Company’s business. Any long-term closures or suspensions may also result in the loss of personnel or the workforce in general as employees seek employment elsewhere. The impact of COVID-19 and government responses thereto may also continue to have a material impact on financial results and could constrain the Company’s ability to obtain equity or debt financing in the future, which may have a material and adverse effect on its business, financial condition and results of operations.

The COVID-19 pandemic has already had a s direct impact on the Company’s operations and business as a result of the Suspension. Although the Company has resumed operations, the extent to which the pandemic may impact the Company’s operations in the future is highly uncertain and cannot be predicted with confidence. These uncertainties include, but are not limited to, the duration of the outbreak, the Company’s ability to resume normal operations, impact of COVID-19 on the Company’s work force, including potential absenteeism and future government response measures to control COVID-19 such as safety protocols or suspensions of operations. Any of these uncertainties, and others, could have further material adverse effect on the Company’s revenues, financial condition and its ability to meet production guidance.

OUTLOOK

Mexican Operations

The restart of the Company’s Mexican operations was completed successfully, with a materially-reduced workforce paying immediate dividends in the form of reduced operating costs on restart. Mill recoveries also improved significantly following the restart. The shift to a private electricity provider is expected to be completed in the third quarter, further reducing operating costs. In addition, the operations continue to pursue various business improvement initiatives designed to deliver further operational efficiencies and cost reductions. The resurgence in precious metal prices is expected to result in positive cashflows in the upcoming quarters.

Exploration Plans

Exploration plans for Q2 2020 were delayed due to COVID-19, but the Company expects 2020 exploration activities to resume as jurisdictions begin to reopen.

In Idaho, at the Kilgore Project, the Company aims to improve understanding of the deposit setting on a local and regional scale through: re-logging core to enhance the underlying structural and lithologic framework; improving characterization of host rocks through lithogeochemistry; and sampling and assaying of silver mineralization to potentially improve project economics. The Company also looks forward to continuing regional exploration, prospecting and geophysics to generate new targets and has commenced building a dedicated team to support the VP Exploration US in advancing this project.

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Management’s Discussion & Analysis of Financial Results For the three and six month periods ended June 30, 2020

Exploration also commenced at the Oakley project in the Q2 2020 under the option agreement between Excellon and Centerra Gold. During this quarter, soil geochemistry, mapping and claim staking were undertaken and an airborne regional magnetic survey is scheduled to be conducted in the second half of 2020.

In June 2020, Excellon received notification that the proposed drilling operation plan for the Silver City Project had been approved, allowing for commencement of drilling on the project in the second half of 2020. The approved program allows for up to 2,500 meters of diamond drilling and 15 holes. Additional holes have also been permitted in the event that drilling intersects veining and mineralization that would require immediate follow up. Drilling commenced in early Q3 2020.

Additionally, Excellon formalized a research and development agreement with the Helmholtz Institute Freiberg (“HIF”) to advance the Silver City Project. HIF was set up in 2011 by the German government as part of its national strategy for raw materials. The Institute is a constituent part of the Helmholtz-Zentrum Dresden-Rossendorf and works in close collaboration with TU Bergakademie Freiberg (the University of Freiberg). HIF is a core member of the European EIT Raw Materials network, having played a decisive role in its establishment.

Intention to List on the NYSE American, LLC (“NYSE”) Exchange

The Company continues to advance its intention to file a listing application for the NYSE, with advancement being impacted by market and outlook uncertainties related to COVID-19. The Company believes that this additional listing will provide increased exposure to a large and diversified investor base and improve market liquidity.

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Management’s Discussion & Analysis of Financial Results For the three and six month periods ended June 30, 2020

OPERATIONAL REVIEW

Production

Platosa Mine production statistics for the periods indicated were as follows:

	Q2	Q2	Six months ended June 30,	Six months ended June 30,
	2020(1)	2019(1)	2020(1)	2019(1)
Tonnes Mined from Platosa:	3,270	18,213	23,170	37,709
Ore processed (t):	1,288	19,964	20,330	36,733
Historical stockpile processed (t):	-	-	-	1,450
Platosa ore processed (t):	1,288	19,964	20,330	38,183
Ore grades:
Silver (g/t)	492	514	539	523
Lead (%)	5.37	4.97	5.44	4.99
Zinc (%)	6.91	7.40	6.78	7.67
Historical stockpile grades:
Silver (g/t)		-	-	123
Lead (%)		-	-	1.22
Zinc (%)		-	-	1.44
Blended head grade:
Silver (g/t)	492	514	539	508
Lead (%)	5.37	4.97	5.44	4.85
Zinc (%)	6.91	7.40	6.78	7.44
Recoveries:
Silver (%)	92.9	90.6	89.5	90.2
Lead (%)	84.7	83.6	82.9	79.5
Zinc (%)	80.9	79.6	75.3	78.9
Metal Production:
Silver – (oz)	18,919	276,805	315,200	537,249
Lead – (lb)	129,204	1,763,316	2,019,661	3,139,740
Zinc – (lb)	158,735	2,499,403	2,289,769	4,709,028
Silver equivalent (oz) (2)	34,924	582,937	558,666	1,105,198
Payable: (3)
Silver – (oz)	48,744	328,778	294,806	502,972
Lead – (lb)	340,315	2,130,372	1,854,600	3,021,084
Zinc – (lb)	260,607	2,554,290	2,066,279	4,474,024
Silver equivalent (oz) (2)	81,679	660,292	515,869	1,043,730
Average realized prices: (4)
Silver – ($US/oz)	$14.60	$14.93	$14.70	$14.95
Lead – ($US/lb)	$0.76	$0.85	$0.76	$0.86
Zinc – ($US/lb)	$0.85	$1.23	$0.86	$1.25
San Sebastián ore processed (t)	-	-	4,785	-

(1)	Period deliveries remain subject to assay and price adjustments on final settlement with concentrate purchaser(s). Data has been adjusted to reflect final assay and price adjustments for prior period deliveries settled during the period. Tonnes Mined and Ore processed are in DMT.

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Management’s Discussion & Analysis of Financial Results For the three and six month periods ended June 30, 2020

(2)	AgEq ounces established using average realized metal prices during the period indicated applied to the recovered metal content of the concentrates to reflect the revenue contribution of base metal sales during the period.

(3)	Payable metal is based on the metals delivered and sold during the period, net of payable deductions under the Company’s offtake arrangements, and will therefore differ to produced ounces. In Q2 2020, concentrate milled in late-Q1 2020 was delivered in early Q2 2020. Milling recommenced in late-June after the Suspension, with shipping of concentrate resuming in July 2020.

(4)	Average realized price is calculated on current period sale deliveries and does not include the impact of prior period provisional adjustments in the period.

Operations Commentary

Impact of COVID-19 Measures on the Company’s Operations

During the Suspension, the Company suspended mining activities at its Platosa Mine and processing at its Miguel Auza Mill, while maintaining critical pumping and routine maintenance of critical infrastructure.

The Company leveraged knowledge and expertise from colleagues at the Mining Association of Canada and Mining Safety Round Table to respond to COVID-19 – these interactions proved invaluable in helping craft responses, ensuring implementation of evolving international best practice.

The Company began ramp up of operations in mid-June, following the implementation of new safety protocols including:

●	Routine health checks of all persons entering business units;
●	Procuring the necessary personal protective equipment and other materials necessary for effective COVID-19 response;
●	Physical distancing within the workplace;
●	Prohibiting entry of non-essential visitors and contractors;
●	Limiting entry of suppliers to those delivering critical operational materials;
●	The Company’s head office in Toronto remains closed with staff working remotely.

The Company continues to closely monitor the workforce and employees with risk factors for severe COVID-19 illness are removed from the workplace. COVID-19 management does not have a material impact on operations at the current time.

The Platosa mine is accessed via ramp (as opposed to shaft) allowing for the Company’s employees to more easily maintain safe distancing during operations. The rationalization of the work force at Platosa also facilitates the ability to implement social distancing.

During the Suspension, the Company was unable to mine, process and sell mineral products. Although operations restarted in June, revenue for Q2 2020 was minimal. The Company expects production to return to normal levels in the Q3 2020 and be substantially consistent with the production performance of the Company in Q1 2020, subject to the cost improvements outlined below.

During the period of suspended operations, the Company implemented several measures aimed at reducing costs including:

●	reducing the workforce by 25% – labour accounts for approximately 30% of operational expenditures;

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Management’s Discussion & Analysis of Financial Results For the three and six month periods ended June 30, 2020

●	improving the terms of treatment charges for zinc, due to improvements in the global market for zinc concentrates – expected to result in decreased deductions from gross revenues;
●	modifying mining methods to increase efficiency and safety, while reducing costs, among other operational improvements;
●	modifying shift schedules to improve workforce utilization;
●	transitioning to a private electricity supplier to reduce energy costs by approximately 40% – electricity costs historically accounted for approximately 40% of operational expenditures. The transition is expected imminently.

The previous eight quarters of production at Platosa are summarized below:

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Management’s Discussion & Analysis of Financial Results For the three and six month periods ended June 30, 2020

Analysis of the components of mine operating results is as follows:

	Q2		Six months ended June 30,
	2020	2019	2020	2019
Ore processed	1,288	19,964	20,330	36,733

Total tonnage processed of 1,288 tonnes in Q2 2020 was 94% lower relative to Q2 2019 and as a result of the Suspension. The mill processed 4,785 tonnes of ore from San Sebastián in Q1 2020 (not included in figures above).

	Ag (g/t)	492	514	539	508
Head grade	Pb (%)	5.37	4.97	5.44	4.85
	Zn (%)	6.91	7.40	6.78	7.44

Silver and zinc grades lower by 4% and 7% respectively in Q2 2020 relative to Q2 2019. Lead grades were 8% higher over the same period due to variability in the production stopes being mined during the quarter. For the six month period, silver and lead grades increased 6% and 12% respectively and zinc grades reduced 9% relative to the comparative period. Improved silver and lead grades were a function of processing solely fresh ore in H2 2020, whereas minor historical stockpile was also processed in the comparative period.

	Ag (%)	92.9	90.6	89.5	90.2
Recoveries	Pb (%)	84.7	83.6	82.9	79.5
	Zn (%)	80.9	79.6	75.3	78.9

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Management’s Discussion & Analysis of Financial Results For the three and six month periods ended June 30, 2020

Silver recoveries were consistent with the comparative periods and lead recoveries continued to improve. Zinc recoveries were impacted by ongoing adjustments designed to stabilize mill performance and have shown improvement since the restart of operations.

	Ag (oz)	18,919	276,805	315,200	537,249
Metal Production	Pb (lb)	129,204	1,763,316	2,019,661	3,139,740
	Zn (lb)	158,735	2,499,403	2,289,769	4,709,028
	AgEq (oz)	34,924	582,937	558,666	1,105,198

Total production decreased by 93% in relative comparative periods due to the Suspension as discussed above.

EXPLORATION AND EVALUATION REVIEW

Platosa Property

In H1 2020, the Company conducted limited exploration on the Platosa project. Planning continued for future field work and drilling, particularly at Jaboncillo and PDN. At Jaboncillo, the Company expects to follow up on drilling completed in 2019 that intersected multiple gossanous horizons with pyritic breccias and arsenopyrite as well as relict base metal sulphides. Petrographic studies conducted in Q2 2020 confirmed the presence of base metal sulphide species including sphalerite and galena in samples. These observations confirm the presence of the target system and that the system is productive for base metal sulphides on multiple structures over an approximately one-kilometre area. Drilling will resume in this area with the aim of discovering an economically significant component to the system.

Follow up drilling is also planned for PDN where intense dolomitization and sanding along structures was intersected in preliminary drill holes, indicating the movement of hydrothermal fluids.

During early Q1 2020, the Company commenced an underground drill program focused on further defining and expanding the Pierna, Rodilla and NE-1 mantos. The program was paused during the Suspension but is scheduled to recommence in Q3 2020.

Evolución Project

The Company commenced a proof-of-concept drilling program on Evolución during Q2 2018, targeting four priority targets believed to be indicative of the distal part of a larger epithermal system. The Company increased the drilling program to 6,000 metres based on initial success on the Lechuzas structure. Drilling in Q4 2018 and into Q1 2019 tested strike and dip extensions of the mineralization encountered at Lechuzas with the purpose of tracking higher grades and more robust widths. During Q1 2019, the Company announced results from the Lechuzas structure, which defined a mineralized envelope of 600 metres along strike and 500 metres down dip. This envelope was extended by a further 250 metres along strike through 2019 and into Q1 2020 and remains open in multiple directions. As part of this drilling program, re-assaying of samples from the Calvario vein and re-modelling of the region was undertaken. The Company intends to incorporate this work into an updated mineral resource estimate and associated technical report in 2020.

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Management’s Discussion & Analysis of Financial Results For the three and six month periods ended June 30, 2020

In Q3 2019, the Company completed the initial drill program on the Laika target with two holes completed for a total of 1,000 metres. A sequence of overburden was intersected in these holes before transitioning into a rhyolite sequence with zones of intense alteration and leaching. The target of this program, the origin of chalcedonic and opaline pyrite bearing quartz in the overburden, was not intersected.

Subsequent to the Laika program, two drill holes were completed at Loma de las Minas for a total of 622 metres, intersecting highly anomalous mineralization near surface in silicified sediments, and one drill hole at Negrillas for a total of 502 metres targeting a large structural intersection.

During Q1 2020, regional exploration on the greater Evolución concession recommenced, including mapping and prospecting and 1,200 metres of reverse circulation “RC” drilling at a newly developed target called Guardian, southeast of the Laika.

During Q1 2020, exploration activities were limited due to COVID-19, however work conducted, included:

●	Definition and commencement of field work on numerous regional targets;
●	Commencement of regional exploration, mapping and sampling at new exploration targets including Guardian and Illusion;
●	Commenced review of technical reports and commissioned a consulting group to evaluate the potential for resource update at Miguel Auza.

Silver City Project

In Q3 2019, the Company entered into an agreement (the “Globex Agreement”) with Globex Mining Enterprises Inc. (“Globex”) for an option to acquire a 100% interest in the Bräunsdorf exploration license for the Silver City Project. The Silver City Project (Bräunsdorf exploration license) is a 164 km2 silver district in Saxony, Germany and encompasses a 36 km long epithermal vein system situated west of the city of Freiberg (30 km southwest of Dresden). The immediate exploration license and surrounding area have a long and rich history of silver mining dating back to the 12th century with numerous historic mine camps, small mines and prospects, many of which have only been explored and/or mined to shallow depth, seldom exceeding 200 metres below surface. Historically reported veins ranged from 0.5 to 10 metres width, with grades of over 3,500 g/t Ag and no assaying for gold or zinc available at the time.

During late 2019 and into 2020, the project continued to advance, with an induced polarization (“IP”) survey completed over two targets on the northern part of the license. Three lines were completed over the Munzig target, an area of historical high-grade production, with records indicating veins from 2 to 10 metres wide grading up to 1,000 g/t Ag. Two lines were completed over the Steinberg target, which followed up on surface sampling that contained anomalous silver, arsenic and lead. High resistivity and chargeability anomalies were detected at both targets and have been defined within prospective settings that will be tested during initial drilling.

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Management’s Discussion & Analysis of Financial Results For the three and six month periods ended June 30, 2020

Fluid inclusion studies completed by the University of Freiberg on samples from historical mine workings covered a strike length of approximately 15 km of the main vein system. These studies confirmed systematic vertical mineral zonation within the larger epithermal system and an expected vertical extent of the productive zones between 300-400 metres. Compilation of historical reports, maps and images from the Freiberg archives have allowed the Company to model historically mined areas, providing more detailed information on targets ahead of drilling. In mid-January, permitting documentation was submitted to regulators and the drilling permit was received during Q2 2020. An initial 1,500-2,000 metre drill program commenced early in Q3 2020.

During H1 2020, activities at Silver City included:

●	Filing of a Plan of Operation for drilling for up to 15 drill holes;
●	Awarded contract to preferred supplier for upcoming drilling;
●	Provided funding for research on the Silver City Project to the University of Freiberg; and
●	Entered into an R&D agreement with HIF for the future exploration of the Silver City Project.

The Globex Agreement provides for the following for Excellon to exercise the option on and earn a 100% interest in the Silver City Project:

(i)	Pay C$100,000 and issue 226,837 Common Shares to Globex (completed September 23, 2019);
(ii)	Pay C$100,000 and issue Common Shares to Globex equivalent to C$325,000 based on the 5-day volume weighted average price (“VWAP”) on or before September 23, 2020;
(iii)	Pay C$100,000 and issue Common Shares to Globex equivalent to C$425,000 based on the 5-day VWAP on or before September 23, 2021;
(iv)	Pay C$200,000 and issue Common Shares to Globex equivalent to C$625,000 based on the 5-day VWAP on or before September 23, 2022; and
(v)	Upon completion of the payments and issuances set out above, grant Globex a gross metals royalty on the exploration or production license on the Silver City Project of 3.0% for precious metals and 2.5% for other metals, which may be reduced to 2% and 1.5%, respectively, upon a payment of US$1,500,000.

The total value of cash and shares over the three-year term is C$500,000 and C$1.6 million, respectively. The Company may accelerate any of the payments, issuances or the royalty grant at any time during the term of the option. Additionally, the Company may terminate the option at any time provided that the payments and issuances described in (i) and (ii), above, have been completed and the work commitments under the exploration license in respect of the first year of the option have been satisfied.

In addition, the Company has agreed to make: (i) a one-time payment of C$300,000 following the announcement of a maiden resource on the Silver City Project and (ii) a one-time payment of C$700,000 upon the achievement of commercial production from the Silver City Project.

Kilgore Project

The Company aims to improve understanding of the deposit setting on a local and regional scale through: re-logging core to enhance the underlying structural and lithologic framework; improving characterization of host rocks through lithogeochemistry; and sampling and assaying of silver mineralization to potentially improve project economics. The Company also looks forward to continuing regional exploration, prospecting and geophysics to generate new targets and is building a dedicated team to support the VP Exploration (US) in advancing this project.

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Management’s Discussion & Analysis of Financial Results For the three and six month periods ended June 30, 2020

The Company filed an updated Plan of Operations with the (United States Forest Service) (“USFS”) in June 2020, and the USFS is now in the process of revising the National Environmental Policy Act Environmental Assessment (“EA”) accordingly. The Company is informed that it may take approximately 90 days for the Forest Service to prepare a Revised EA and Decision Notice (“DN”). If the DN is received within that timeframe, drilling could commence between late September to November 2020. Drilling was originally planned to commence in August 2020. The EA may still be challenged by environmental groups which could result in further delays.

Oakley Project

In Q1 2020, prior to the closing of the Arrangement, Otis announced that a definitive option agreement (the “Oakley Agreement”) had been executed by Centerra Gold Inc. (“Centerra”) to earn up to a 70% interest in the Oakley Property in exchange for total exploration expenditures of $7,000,000 and cash payments to Otis of $550,000 over a 6 year period. Following the Arrangement, Otis became a subsidiary of Excellon. Specific terms of the Oakley Agreement include:

(i)	Centerra can earn a 51% interest in Oakley (the “First Option”) by incurring $4,500,000 in exploration expenditures and by making cash payments of $250,000 over a three-year period as follows:

a.	Cash payment of $75,000 (complete) on signing and commitment to spend a minimum of US$500,000 on exploration expenditures in Year One;
b.	Cash payment of US$75,000 and $1,500,000 in exploration expenditures in Year Two; and
c.	Cash payment of US$100,000 and $2,500,000 in exploration expenditures in Year Three.

(ii)	Centerra then has an option to acquire a further 19% of the Oakley Project, for a total of 70% (the “Second Option”), by incurring an additional $3,000,000 in exploration expenditures and making a cash payment of $300,000 over three years.

During the term of the Oakley Agreement, Centerra will be the Operator of the project. Otis will act as Project Manager and will be paid 10% of the approved exploration expenditures for technical oversight and project management.

Subsequent to either the First Option or the Second Option, at Centerra’s option, the parties shall form a joint venture and fund expenditures going forward on a pro rata basis.

Should Otis’ interest fall below 10% during the joint venture, that interest will automatically convert to a 2% net smelter return royalty that is not subject to a buyback provision.

Highlights on the project to date include:

●	Increased land holdings by approximately 2,500 acres (1,012 hectares) to approximately 7,000 acres (2,833 hectares) through staking of an additional 125 Federal Lode Mining claims on land managed by the BLM at the Cold Creek, Blue Hill Creek and Matrix Creek Prospects;

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Management’s Discussion & Analysis of Financial Results For the three and six month periods ended June 30, 2020

●	Continued application process for 960 acres (388 hectares) of State of Idaho-managed land as “mineral leases,” adding to the current 320 acres (129.5 hectares) of mineral leases for a total of 1,280 acres (518 hectares);
●	Completed soil sampling across the newly staked ground with 1,347 samples sent for gold and multi-element analysis;
●	Completed 1,330 line-kilometer, airborne magnetic survey across the entire Oakley Project area including expanded footprint; and
●	Completed detailed geologic mapping program over the Cold Creek Prospect.

Beschefer Option to Wallbridge Mining Company Limited

In October 2018, a wholly-owned subsidiary of the Company entered into an option agreement (the “Beschefer Agreement”) in respect of the Beschefer Project in Quebec with Wallbridge Mining Company Ltd. (“Wallbridge”). Wallbridge agreed to incur an aggregate of $4.5 million in exploration expenditures and issue a total of 7,000,000 common shares of Wallbridge (“Wallbridge Shares”) over three years to earn a 100% interest in the property. On September 21, 2019 the parties amended the original option agreement to increase the total number of shares to 8,000,000 and extend the option period by one year.

The Company received 500,000 Wallbridge Shares upon entering the Beschefer Agreement. In January 2020, a review by Wallbridge of the property status on Beschefer revealed that the claims had lapsed in December 2019 resulting in both Wallbridge and Excellon losing rights to the property. Due to the reorganization of the claims in Quebec to eliminate sub-parcels, some of the claims under the Beschefer Agreement were assigned to contiguous properties upon the lapse of the claims. In Q1 2020, in satisfaction of the Beschefer Agreement, the Company’s subsidiary signed a release and quitclaim on the Beschefer Property and agreed to accept an additional 3,000,000 Wallbridge Shares and 500,000 warrants at a price of $1.00 for a period of five years.

Mineral Resources

The Company’s Mineral Resource Estimates have been prepared in accordance with NI-43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum’s (CIM) ‘Mineral Resources and Mineral Reserves Best Practices’ guidelines (November 2003) and classified per the CIM ‘Definition Standards for Mineral Resources and Mineral Reserves’ (May 2014). The associated technical reports for the Platosa, Kilgore and Oakley projects can be found at www.sedar.com under the profiles for Excellon (in respect of Platosa) and Otis (in respect of Kilgore and Oakley).

The reader should also refer to the Company’s 2019 Annual Information Form (“AIF”) for summary and background on the Company’s Platosa Mineral Reource Estimate and the Company’s other exploration projects.

QUALIFIED PERSONS

Mr. Ben Pullinger, B.Sc., P.Geo., Excellon’s Senior Vice President Geology and a Qualified Person, as defined in NI 43-101, has reviewed and approved the scientific and technical information relating to geological interpretation and results contained in this MD&A. Jeremy Ouellette, P. Eng., a Qualified Person, as defined in NI 43-101, has reviewed and approved the scientific and technical information relating to production results contained in this MD&A.

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Management’s Discussion & Analysis of Financial Results For the three and six month periods ended June 30, 2020

CORPORATE RESPONSIBILITY REVIEW

In Q2 2020, the Company’s focus was on responding to the COVID-19 pandemic by developing and implementing the processes and securing the personal protective equipment necessary to protect employees. See Operations Commentary above.

CR Performance at Platosa and Miguel Auza

Management continues to evaluate and monitor compliance with legal requirements and manage CR risk and the Company’s operations continue to report on the key trailing CR performance indicators and elements of the Visible Felt Leadership process. Trailing safety performance through June 30, 2020, as measured by recordable injury frequency (RIF) and lost time injury frequency (LTIF) improved 21 percent and 17 percent, respectively, from the full year 2019 results. Injury severity declined by 47 percent in H1 2020 compared to the full-year 2019 results.

There were no significant environmental incidents reported at either Platosa or Miguel Auza during Q2 2020. The Company continued engagement with a range of stakeholders surrounding the Platosa and Miguel Auza business units. One community-related grievance was reported during Q1 2020. A few instances of labour-related protests at both Platosa and Miguel Auza arose during the Suspension and efforts to reduce the workforce to improve the sustainability of the business. These concerns were resolved through negotiations with union leadership.

Tailings Management at Miguel Auza

There are two tailings management facilities (TMF) at Miguel Auza. TMF #1 is located immediately northwest of the concentrator and has been decommissioned, rehabilitated with a soil cover and re-vegetated. TMF #2 is located on land owned by Excellon approximately one kilometre north of the Miguel Auza concentrator. Approval for the construction and operation of the facility was received on January 31, 2017.

Construction of the stage 2 raise for TMF #2 began early in Q1 2020 and was largely completed before the Suspension. Stage 2 raise construction recommenced in early Q3 and is expected to be complete by early August 2020.

Corporate, operations and consulting engineers progressed the development of an Operations, Maintenance and Surveillance (OMS) Manual aligned with the Mining Association of Canada Guidelines. The final version of the OMS Manual was delivered in early Q2 2020 and the Company is implementing the requirements of the OMS Manual and identifying training needs to ensure that operations personnel are able to maximize the value of the OMS Manual.

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Management’s Discussion & Analysis of Financial Results For the three and six month periods ended June 30, 2020

FINANCIAL REVIEW

Summary of Quarterly Financial Results

Financial statement highlights for the quarter ended June 30, 2020 and the last eight quarters are as follows:

	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018
(in $000’s)	$	$	$	$	$	$	$	$
Revenues	891	6,615	6,414	6,202	8,674	5,179	5,955	2,570
Production costs	(2,641)	(5,479)	(5,757)	(6,050)	(6,797)	(4,612)	(5,213)	(5,221)
Depletion and amortization	(666)	(1,269)	(1,250)	(1,140)	(1,149)	(1,169)	(1,004)	(876)
Cost of sales	(3,307)	(6,748)	(7,007)	(7,190)	(7,946)	(5,781)	(6,217)	(6,097)
Gross profit (loss)	(2,416)	(133)	(593)	(988)	728	(602)	(262)	(3,527)
Expenses:
General and administrative	(2,345)	(1,163)	(1,282)	(1,151)	(1,028)	(1,361)	(595)	(1,021)
Exploration	(258)	(373)	(1,023)	(858)	(967)	(1,005)	(1,115)	(1,021)
Other income (expense)	968	(1,659)	1,222	(200)	34	(274)	51	368
Net Finance (expense) income	554	(2,091)	753	(71)	(335)	(52)	203	1,081
Income tax (expense) recovery	97	(953)	(256)	365	(640)	(491)	(2,432)	538
Net income (loss)	(3,400)	(6,372)	(1,179)	(2,903)	(2,208)	(3,785)	(4,150)	(3,582)
Earnings (loss) per share – basic	(0.02)	(0.06)	(0.01)	(0.03)	(0.02)	(0.04)	(0.04)	(0.04)
– diluted	(0.02)	(0.06)	(0.01)	(0.03)	(0.02)	(0.04)	(0.04)	(0.04)
Cash flow from (used in) operations before changes in working capital	(4,318)	(1,778)	(1,707)	(1,658)	208	(977)	(1,507)	(4,125)

Quarter to quarter revenue variances are a function of metal prices, costs and production results. Production results can differ from period to period depending on geology, mining conditions, labour, and equipment availability. These in turn affect mined tonnages, grades and mill recoveries and ultimately the quantity of metal produced and revenues received. The Company currently expenses exploration costs not associated with mine resource expansion. As exploration costs can vary from period to period, this can also create volatility in earnings from period to period. The following is a discussion of the material variances between Q2 2020 versus Q2 2019.

	Q2 2020	Q2 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Revenue	891	8,674	7,506	13,853
Net Loss	(3,400)	(2,208)	(9,771)	(5,993)

Revenues decreased by 90% during Q2 2020 and 46% for the six month period relative to the comparative periods due to the Suspension. Treatment charges are deducted from gross revenues and materially impacted net revenues period-over-period as they were significantly higher in 2020 versus 2019. Lower net revenues and higher costs thus significantly impacts Net Loss.

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Management’s Discussion & Analysis of Financial Results For the three and six month periods ended June 30, 2020

The increase in net loss of $1.22 million between Q2 2020 and Q2 2019 and the increase in net loss of $3.8 million between the six month periods ended June 30, 2020 and 2019 was primarily due to care and maintenance costs for the Mexican operations due to the Suspension.

	Q2 2020	Q2 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Cost of Sales	(3,307)	(7,946)	(10,055)	(13,727)

The variance in the cost of sales between Q2 2020 and Q2 2019 and the six months ended June 30, 2020 and 2019 was driven by the Suspension.

Please see Operations Commentary section above.

	Q2 2020	Q2 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Exploration	(258)	(967)	(631)	(1,972)

Variances in total exploration expenditure for 2020 were impacted by delays related to the Suspension. Please see Exploration & Evaluation Review section above.

	Q2 2020	Q2 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Other income (expense)	968	34	(691)	(240)

Other income includes unrealized and realized foreign exchange gains and losses, unrealized gains and losses on marketable securities and purchase warrants, interest income and other non-routine income or expenses, if any.

The material variance from Q2 2020 to Q2 2019 of $0.9 million includes $1.7 million in unrealized gains on marketable securities and purchase warrants, partially offset by $0.5 million in unrealized foreign exchange losses and other items.

The variance between the six month periods ended June 30, 2020 and 2019 of $0.5 million includes $2.3 million in unrealized foreign exchange losses, partially offset by $1.7 million in unrealized gains on marketable securities and purchase warrants and other items.

	Q2 2020	Q2 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Finance income (expense)	554	(335)	(1,537)	(387)

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Management’s Discussion & Analysis of Financial Results For the three and six month periods ended June 30, 2020

Net finance income (cost) consists primarily of fair value adjustments on warrants related to convertible debentures issued in 2015 (since converted, with the warrants converted in Q4 2019), mark-to-market of currency hedges and accretion of the rehabilitation provision for the mine and mill.

During Q2 2020, the market valuation of the USD/MXN currency hedges generated an unrealized gain variance of $0.7 million from the comparable quarter. Q2 2020 also included $0.2 million in interest and certain costs related to the Sprott Credit Facility. The variance between the six month periods ended June 30, 2020 and 2019 of $1.2 million includes unrealized loss variance of $1.1 million from the comparable quarter, partially offset by a $0.4 million positive variance on the fair value of purchase warrants.

Provisionally Priced Sales

Sales are recorded using the metal price received for sales that settle during the reporting period. For sales that have not been settled, an estimate is used, based on the expected month of settlement and the forward price of the metal at the end of the reporting period. The difference between the estimate and the final price received is recognized by adjusting sales in the period in which the sale is settled (i.e. finalization adjustment). The finalization adjustment recorded for these sales depends on the actual price when the sale settles, which occurs either one or two months after shipment under the terms of the current concentrate purchase agreements.

During the three months ended June 30, 2020, the Company recognized a positive adjustment to revenues of $23 primarily related to the reversal of the mark-to-market taken at the end of Q1 2020 as receivables were ultimately settled at higher values during the second quarter of 2020 (2019: negative adjustment of $110).

As at June 30, 2020, provisionally priced sales totaled $891 which are expected to settle at final prices during the third quarter of 2020.

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Management’s Discussion & Analysis of Financial Results For the three and six month periods ended June 30, 2020

Revenues recognized in the comparable periods are reconciled below (in thousands of US dollars):

	Q2 2020
	Silver	Lead	Zinc	Total
	$	$	$	$
Current period sales (1)	711	272	238	1,221
Prior period provisional adjustments (2)	34	(40)	29	23
Sales before TC/RC	745	232	267	1,244
Less: TC/RC				(353)
Revenues from sales				891
Revenues from tolling services				-
Total revenues				891

	Six months ended June 30, 2020
	Silver	Lead	Zinc	Total
	$	$	$	$
Current period sales (1)	4,741	1,593	2,024	8,538
Prior period provisional adjustments (2)	679	29	81	789
Sales before TC/RC	5,420	1,622	2,105	9,147
Less: TC/RC				(2,137)
Total Sales				7,010
Revenues from tolling services				496
Total revenues				7,506

	Q2 2019
	Silver	Lead	Zinc	Total
	$	$	$	$
Current period sales (1)	4,884	1,830	3,147	9,861
Prior period provisional adjustments (2)	(45)	(73)	8	(110)
Sales before TC/RC	4,839	1,757	3,155	9,751
Less: TC/RC				(1,155)
Revenues from sales				8,596
Revenues from tolling services				78
Total revenues				8,674

	Six months ended June 30, 2019
	Silver	Lead	Zinc	Total
	$	$	$	$
Current period sales (1)	7,464	2,605	5,528	15,597
Prior period provisional adjustments (2)	6	(60)	(30)	(84)
Sales before TC/RC	7,470	2,545	5,498	15,513
Less: TC/RC				(1,738)
Total Sales				13,775
Revenues from tolling services				78
Total revenues				13,853

(1)	Includes provisional price adjustments on current period sales.
(2)	Prior period sales that settled at amounts different from prior period’s estimate.

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Management’s Discussion & Analysis of Financial Results For the three and six month periods ended June 30, 2020

Alternative Performance (Non-IFRS) Measures

Production Cost Per Tonne, Total Cash Cost Net of By-Product Credits Per Silver Ounce Payable and All-In Sustaining Cost (AISC) Per Silver Ounce Payable are non-IFRS measures that do not have a standardized meaning. The calculation of these measures may differ from that used by other companies in the industry. The Company uses these measures internally to evaluate the underlying operating performance of the Company for the reporting periods presented. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles and are not necessarily indicative of operating expenses as determined under generally accepted accounting principles. Management believes that these measures are key performance indicators of the Company’s operational efficiency and are increasingly used across the global mining industry and are intended to provide investors with information about the cash generating capabilities of the Company’s operations.

Due to the Suspension, the Company does not consider the Alternative Performance (Non-IFRS) Measures for Q2 2020 and the six months ended June 30, 2020 stated below to be representative of the Company’s business and normal operations, as the care-and-maintenance costs associated with the Suspension were unmatched by any material amount of revenue or payable metals consistent with previous quarters.

	Q2 2020	Q2 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Production Cost per Tonne	$2,498	$304	$432	$289

The Company excludes inventory adjustments from the calculation of Production Cost per Tonne to improve period-over-period comparisons. A reconciliation between production cost per tonne (excluding depletion and amortization and inventory adjustments) and the Company’s cost of sales as reported in the Company’s financial statements is provided below.

	Q2 2020	Q2 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
	$ 000’s	$ 000’s	$ 000’s	$ 000’s
Cost of Sales	3,307	7,946	10,055	13,727
San Sebastián processing cost (Hecla bulk sample)	-	-	(234)	-
Depletion and amortization	(666)	(1,149)	(1,935)	(2,318)
Inventory adjustments	577	(730)	894	(388)
Production Costs (excluding inventory adjustments)	3,218	6,067	8,780	11,021
Tonnes milled	1,288	19,964	20,330	38,183
Production cost per tonne milled ($/tonne)	2,498	304	432	289

	Q2 2020	Q2 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Total Cash Cost Per Silver Ounce Payable	$50.82	$9.18	$21.22	$10.06

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Management’s Discussion & Analysis of Financial Results For the three and six month periods ended June 30, 2020

The calculation of total cash cost per silver ounce payable reflects the cost of production adjusted for by-product and various non-cash costs included in cost of sales. Changes in inventory have not been adjusted from cost of sales, as these costs are associated with the payable silver ounces sold in the period. The Company expects total cash costs net of by-product revenues to vary from period to period as planned production and development access different areas of the mine with varying ore grades and characteristics.

Reconciliation of total cash cost per silver ounce payable, net of by-product credits:

	Q2 2020	Q2 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
	$ 000’s	$ 000’s	$ 000’s	$ 000’s
Cost of sales	3,307	7,946	10,055	13,727
Adjustments - increase/(decrease):
San Sebastián processing cost (Hecla bulk sample)	-	-	(234)	-
Depletion and amortization	(666)	(1,149)	(1,935)	(2,318)
Third party smelting and refining charges (1)	353	1,156	2,137	1,739
Royalties (2)	(18)	(23)	(41)	(45)
By-product credits (3)	(499)	(4,913)	(3,727)	(8,045)
Total cash cost net of by-product credits	2,477	3,017	6,256	5,058
Silver ounces payable	48,744	328,778	294,806	502,972
Total cash cost per silver ounce payable ($/oz)	50.82	9.18	21.22	10.06

(1)	Treatment and refining charges recorded in net revenues as is industry standard and added back here to derive total costs.
(2)	Advance royalty payments on the Miguel Auza property unrelated to production from Platosa.
(3)	By-product credits comprise revenues from sales of lead and zinc.

	Q2 2020	Q2 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
AISC Per Silver Ounce Payable (including non-cash items)	$109.10	$16.89	$40.18	$19.82

Excellon adopted the AISC measure to provide further transparency on the costs associated with producing silver and to assist stakeholders of the Company in assessing operating performance, ability to generate free cash flow from current operations and overall value. The AISC measure is a non-GAAP measure based on guidance announced by the World Gold Council in June 2013.

Excellon defines AISC per silver ounce payable as the sum of total cash costs (including treatment charges and net of by-product credits), capital expenditures that are sustaining in nature, corporate general and administrative costs (including non-cash share-based compensation), capitalized and expensed exploration that is sustaining in nature, and environmental reclamation costs (non-cash), all divided by the total payable silver ounces sold during the period to arrive at a per ounce figure.

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Management’s Discussion & Analysis of Financial Results For the three and six month periods ended June 30, 2020

Capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production are classified as non-sustaining and are excluded. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs. Exploration costs to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded.

Costs excluded from AISC are non-sustaining capital expenditures and exploration costs (as described above), finance costs, tax expense, and any items that are deducted for the purposes of adjusted earnings, if any.

The table below presents details of the AISC per silver ounce payable calculation.

	Q2 2020	Q2 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
	$ 000’s	$ 000’s	$ 000’s	$ 000’s

Total cash costs net of by-product credits	2,477	3,017	6,256	5,058
General and administrative costs (cash)	1,155	755	2,088	1,553
Share based payments (non-cash)	1,137	198	1,286	727
Accretion and amortization of reclamation costs (non-cash)	22	57	67	116
Sustaining exploration (manto resource exploration/drilling)	60	70	130	144
Sustaining capital expenditures (1)	467	1,455	2,018	2,371
Total sustaining costs	2,841	2,535	5,589	4,911
All-in sustaining costs	5,318	5,552	11,845	9,969
Silver ounces payable	48,744	328,778	294,806	502,972
AISC per silver ounce payable ($/oz)	109.10	16.89	40.18	19.82
AISC excluding non-cash items, per silver ounce payable ($/oz)	85.32	16.11	35.58	18.16
Realized silver price per ounce sold (2)	14.60	14.93	14.70	14.95

(1)	Sustaining capital expenditure includes sustaining property plant and equipment acquisitions and capitalized development costs.
(2)	Average realized silver price is calculated on current period sale deliveries and does not include the impact of prior period provisional adjustments in the period.

RELATED PARTY TRANSACTIONS

The corporate secretary of the Company is a partner in a firm that provides legal services to the Company. During the three and six months ended June 30, 2020, the Company incurred legal services of $7 and $14 respectively (three and six months ended June 30, 2019 – $3 and $12 respectively). As at June 30, 2020, the Company had a nil outstanding payable balance (as at December 31, 2019 – $nil).

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Management’s Discussion & Analysis of Financial Results For the three and six month periods ended June 30, 2020

COMMON SHARE DATA AS AT AUGUST 13, 2020

LIQUIDITY AND CAPITAL RESOURCES

The primary source of funds available to the Company is cash flow generated by the Platosa Mine and equity financings. The Company has raised equity to fund its exploration program and certain capital and operating expenditures at the mine. A continuous review of the Company’s capital expenditure programs ensures the Company’s capital resources are utilized in a responsible and sustainable manner to conserve cash during periods of low commodity prices and economic and market uncertainty.

	June 30, 2020	December 31, 2019
Cash and Cash Equivalents	3,635	6,344

The Company’s cash position decreased by $2.7 million for the six months ended June 30, 2020 as a result of:

(i)	$6.1 million used by operations with a $2.3 million movement in working capital, for a total of $3.8 million used by operating activities, which included $0.6 million spent on exploration;
(ii)	$3.6 million was invested in capital expenditures related to dewatering, mine development and mining equipment, net of $0.1 million cash received on the acquisition of Otis; and
(iii)	Net $5.5 million sourced from financing activities, including $5.9 million Sprott Credit Facility, of which $0.4 million was used to provide bridge financing to Otis, $0.1 million proceeds from stock option and warrant exercises and $0.1 million on lease payments.

	June 30, 2020	December 31, 2019
Working Capital	(1,913)	7,646

Working capital decreased by $9.6 million at June 30, 2020 relative to December 31, 2019, reflecting a decrease in current assets of $1.4 million, offset by an increase in current liabilities of $8.2 million, primarily related to the Sprott Credit Facility of $5.9 million and increase of $1.0 million related to currency hedge liabilities included in trade and other payables.

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Management’s Discussion & Analysis of Financial Results For the three and six month periods ended June 30, 2020

	Q2 2020	Q2 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Cash from (used in) operations before changes in working capital ($000’s)	(4,318)	209	(6,094)	(768)

The variance between Q2 2020 and Q2 2019 of $4.5 million in cash flows before changes in working capital primarily comprised non-cash items including the unrealized loss variance on currency hedges $0.9 million, unrealized gain on marketable securities and purchase warrants of $1.7 million and $0.8 million in share-based compensation. The $5.3 million variance for the six month periods ended June 30, 2020 and 2019, primarily comprised non-cash items including the unrealized loss variance on currency hedges $1.1 million, unrealized gain on marketable securities and purchase warrants of $1.6 million and $0.4 million in share-based compensation.

	Q2 2020	Q2 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Investing Activities ($000’s)	(560)	(1,716)	(3,591)	(2,557)

For Q2 2020, capital expenditures of $0.6 million relate to TMF#2 and dewatering sustaining capital.

	Q2 2020	Q2 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Financing Activities ($000’s)	107	(119)	5,541	(210)

During Q2 2020, $0.1 million was sourced from proceeds on exercise of stock options and warrants. For the six months ended June 30, 2020, $5.5 million was sourced, including $5.9 million Sprott Credit Facility, of which $0.4 million was used to provide bridge financing to the Otis acquisition and $0.1 million on mining equipment lease payments.

The Company’s has not been profitable and has had negative cashflows for the past several quarters. The Company accessed the capital markets in 2019 and arranged a bridge loan in connection with the acquisition of Otis in 2020. The Company is also implementing cost reductions and business improvements at its operations. With recent metal price increase, the Company expects to be able to generate positive cash flows. In the event that cash flows from operations are insufficient, failure to obtain additional financing could result in delay or indefinite postponement of further exploration and development of the Company’s projects and the possible loss of such properties. There can be no assurances that the Company will be able to obtain adequate funding or that the terms of such financing will be favourable. The Company’s ability to generate positive cash flows is also impacted by financial market conditions, most notably metal prices as the Company derives its revenues from the sale of silver, lead and zinc and bears the associated TC/RCs. The Company is also exposed to currency exchange risk and accordingly manages this exposure with currency hedges as described below in “Financial Instruments”. In addition, the Company faces continued uncertainty related to the COVID-19 outbreak; please see Business Environment & Risks section below.

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Management’s Discussion & Analysis of Financial Results For the three and six month periods ended June 30, 2020

Financial Instruments

All financial assets and financial liabilities, other than derivatives, are initially recognized at the fair value of consideration paid or received, net of transaction costs as appropriate, and subsequently carried at fair value or amortized cost. The carrying values of cash and cash equivalents, trade receivables and other liabilities approximate their fair value, unless otherwise noted.

The Company’s financial performance is sensitive to changes in commodity prices, foreign exchange and interest rates, and the Company may periodically consider hedging such exposure. The Company’s board of directors together with executive management has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company may continue to address its price-related exposure to foreign exchange through the use of options, futures, forwards and derivative contracts.

The Mexican peso (“MXN”) and the Canadian dollar (“C”) are the functional currencies of the Company, with currency exposures arising from transactions and balances in currencies other than the functional currencies.

A significant portion of the Company’s capital expenditures, operating costs, exploration, and administrative expenditures are incurred in MXN, while revenues from the sale of concentrates are denominated in US dollars (“USD”). The fluctuation of the USD in relation to the MXN consequently impacts the reported financial performance of the Company. The Company actively manages its forward contracts in light of current market volatility.

To manage the Company’s exposure to changes in the USD/MXN exchange rate, the Company entered into forward contracts to purchase MXN in exchange for USD at various rates and maturity dates. As at June 30, 2020, forward contracts for the purchase of MXN88 million in exchange for $4.4 million at an average rate of 20.13 MXN/USD, at various maturity dates until February 2021, were outstanding.

The mark to market on forward foreign exchange contracts resulted in an unrealized gain adjustment of $818 recorded in finance expense during the three months ended June 30, 2020 and an unrealized loss adjustment of $1,019 for the six months ended June 30, 2020 ($124 loss for the three months and $50 gain for the six months ended June 30, 2020) and a corresponding change in other payables resulting in a net liability balance of $569 at June 30, 2020 (December 31, 2019 – $432 asset balance in other payables).

Commitments

The following table summarizes the Company’s significant commitments as at June 30, 2020 (in thousands of US dollars):

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Management’s Discussion & Analysis of Financial Results For the three and six month periods ended June 30, 2020

Not included in the table above is an NSR royalty payable semi-annually on the Platosa Property of (a) 1.25% in respect of manto mineralization other than skarn mineralization or (b) 0.5% in respect of skarn or “Source” mineralization. Such payments vary period to period based on production results and commodity prices.

Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not within the Company’s control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, the Company with assistance from its legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims or actions.

The Company is defending various legal claims including one against a subsidiary of the Company which is party to an action by a claimant in respect of damages under a property agreement regarding a non-material mineral concession within the Evolución Project. The concession is subject to an exploration and exploitation agreement with purchase option (the “Antigua Agreement”) dated December 3, 2006 between San Pedro Resources SA de CV (“San Pedro”, now a subsidiary of Excellon) and the owner (the “Plaintiff”) that provides, among other things, for a minimum payment of $2,500 plus value added tax per month and the payment of a 3% NSR royalty. San Pedro has the right to purchase absolute title to La Antigua including the NSR royalty upon payment of $500,000. San Pedro was under no contractual obligation to put the mine into production and has not done so. The Plaintiff was awarded damages in the court of first instance in Torreón, Coahuila. Both San Pedro and the Plaintiff appealed the decision to the Second District State Court in the Judicial District of Torreón. That Court confirmed the initial decision but, subsequently, pursuant to an order obtained by the Plaintiff, granted the Plaintiff an award of damages multiple times greater than any income the applicable NSR royalty could produce even in the event of commercial production. San Pedro is appealing this decision to the federal courts of Mexico and believes that the decision is without merit and not supported by the evidence, facts or law. The Company expects the decision in respect of damages is remote and will be reversed and rationalized in the federal court system. There is currently no impact to the operation of the business.

Refer to the Company’s most recently filed AIF for further information.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

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Management’s Discussion & Analysis of Financial Results For the three and six month periods ended June 30, 2020

ACCOUNTING POLICIES AND INTERNAL CONTROLS

Disclosure Controls and Procedures

In the disclosure set out below, references to management include the President and Chief Executive Officer and Chief Financial Officer. Management has designed disclosure controls and procedures (“DC&P”) to provide a reasonable assurance that (i) material information relating to the Company is made known to them by others, particularly during the period in which the annual filings are being prepared and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

In connection with the preparation and filing of the Company’s audited consolidated financial statements for the year ended December 31, 2019 (the “2019 Financial Statements”), the Company’s management assessed the effectiveness of the Company’s disclosure controls and procedures. In making this assessment, management used the criteria set forth in Internal Control – Integrated Framework (2013) (“COSO 2013”) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2019, the Company’s DC&P were not effective due to the material weakness described in the MD&A for the year ended December 31, 2019 (the “2019 MD&A”). Although the Company has taken significant steps to remediate the material weaknesses, management has concluded that material weaknesses in the design of DC&P continued to exist as of June 30, 2020

Internal Control Over Financial Reporting

Management is responsible for establishing, maintaining and assessing the effectiveness of adequate internal control over financial reporting (“ICFR”). The Company’s ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

In connection with the preparation and filing of the 2019 Financial Statements, management assessed the effectiveness of the Company’s ICFR. In making this assessment, management used the criteria set forth in COSO 2013. Based on this assessment, management concluded that, as of December 31, 2019, as a result of the material weaknesses identified surrounding its concentrate theft in Q1 2019, the Company’s ICFR was not effective. Although the Company has made significant progress in its review and overhaul its internal processes and controls around security and control of its metals inventory and revenues, management has concluded that material weaknesses in the design of ICFR continued to exist as of June 30, 2020.

Remediation of Material Weaknesses

Management has taken an active approach remediating and enhancing controls in the revenues cycle for concentrate deliveries. This approach was set out in the 2018 MD&A and updated as at December 31, 2019.

Although there have been significant improvements made to the Company’s ICFR in relation to the material weaknesses disclosed in the 2019 MD&A, the material weaknesses cannot be considered remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. These efforts have been delayed at the Company’s Mexican operations as a result of COVID-19. No assurance can be provided at this time that the actions and remediation efforts the Company has taken or will implement will effectively remediate the material weaknesses described above or prevent the incidence of other significant deficiencies or material weaknesses in the Company’s ICFR in the future. The Company does not expect that disclosure controls or ICFR will prevent all errors, even as the remediation measures are implemented and further improved to address the material weaknesses. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving the Company’s stated goals under all potential future conditions.

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Management’s Discussion & Analysis of Financial Results For the three and six month periods ended June 30, 2020

Other than the changes described above that were implemented in 2019, and ongoing, there have been no changes in the Company’s ICFR during 2020 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Accounting policy estimates and judgments

Accounting standards issued but not yet effective

The condensed consolidated financial statements referenced in this MD&A have been prepared in accordance with IAS 34, Interim Financial Reporting, using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”). The significant accounting policies used in the preparation of the condensed consolidated financial statements are consistent with those used in the Company’s audited consolidated financial statements for the year ended December 31, 2019. There have been no new accounting pronouncements issued in 2020 that are expected to impact the Company.

Significant accounting estimates and judgements

The Company’s significant accounting policies are described in Note 3 to the consolidated financial statements for the year ended December 31, 2019. The preparation of the consolidated financial statements require management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the consolidated financial statements and reported amounts of expenses during the reporting period. Such estimates and assumptions affect the carrying value of assets and are based on historical experience and other factors considered relevant. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised. For details of these estimates, assumptions and judgements, please refer to the Company’s consolidated financial statements for the year ended December 31, 2019, which are available on the Company’s website and on SEDAR.

BUSINESS ENVIRONMENT AND RISKS

Risks and uncertainties

The Company’s business entails exposure to certain risks, including but not limited to: metal price risk since the Company derives its revenues from the sale of silver, lead and zinc; foreign exchange risk since the Company reports in United States dollars but operates in jurisdictions that use other currencies; the inherent risk of uncertainties in estimating Mineral Resources; political risk associated with operating in foreign jurisdictions; environmental risks; surface rights and access; enforcement of legal rights; and risks associated with labour relations issues. The current or future operations of Excellon including ongoing commercial production are or will be governed by and subject to federal, state and municipal laws and regulations regarding mineral taxation, mineral royalties and other governmental charges. Any change to the mineral taxation and royalty regimes in the jurisdictions in which Excellon operates or plans to operate could have an adverse financial impact on the Company’s current and planned operations and the overall financial results of the Company, the extent of which cannot be predicted. Refer to “Outlook”, above, for a discussion of COVID-19 related risks. Further factors affecting the Company are described in the Company’s most recently filed AIF.

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Management’s Discussion & Analysis of Financial Results For the three and six month periods ended June 30, 2020

ADDITIONAL SOURCES OF INFORMATION

Additional disclosures pertaining to the Company, including its most recent AIF, audited and unaudited interim financial statements, management information circular, material change reports, press releases and other information, are available on the SEDAR website at www.sedar.com or on the Company’s website at www.excellonresources.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

This MD&A contains “forward-looking statements” within the meaning of applicable Canadian securities legislation and applicable U.S. securities laws. Except for statements of historical fact relating to the Company, such forward-looking statements include, without limitation, statements regarding the impact of the COVID-19 pandemic on the Company’s operations and results, the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, the potential of the Company’s properties, proposed production rates, potential mineral recovery processes and rates, business plans and future operating revenues. Forward-looking statements are made based on management’s beliefs, estimates, assumptions and opinions on the date the statements are made. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct and the Company undertakes no obligation to update forward-looking statements. Forward-looking statements are typically identified by words such as: believes,expects, anticipates, intends, estimates, targets, plans, postulates, and similar expressions, or are those which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various risk factors, including, but not limited to, the ability of the Company to maintain normal operations during the COVID-19 pandemic, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced (particularly silver), the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. A description of the risk factors applicable to the Company can be found in the AIF under “Description of the Business – Risk Factors.” All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties. This document is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The terms “Measured,” “Indicated” and “Inferred” Mineral Resources used or referenced in this MD&A are defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves.

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Management’s Discussion & Analysis of Financial Results For the three and six month periods ended June 30, 2020

In the United States, the Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7, which will be rescinded from and after the required compliance date of the SEC Modernization Rules. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM definitions, as required by NI 43-101.

United States investors are also cautioned that while the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not to assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any Measured, Indicated or Inferred Mineral Resources that the Company reports are or will be economically or legally mineable. Further, Inferred Mineral Resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. In accordance with Canadian rules, estimates of Inferred Mineral Resources cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

Cautionary Note to United States Investors regarding Adjacent or Similar Properties

This MD&A may also contain information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises United States investors that the United States Securities and Exchange Commission’s mining guidelines strictly prohibit information of this type in documents filed with the SEC. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the company’s properties.

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